UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 20, 2005

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. <u>Results of Operations and Financial Condition</u>

On December 20, 2005, the Board of Directors of Saxon Capital, Inc. declared a fourth quarter regular dividend of $0.50 per share of common stock and a special dividend of $0.14 per share of common stock, both payable on January 11, 2006 to shareholders of record at the close of business on December 30, 2005. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. <u>Financial Statements and Exhibits</u>

(c)   Exhibits

99.1 Press Release dated December 20, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 20, 2005   SAXON CAPITAL, INC.

                                                          By: /s/Robert B. Eastep

                                                              Robert B. Eastep
                                                              Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT 99.1



NEWS RELEASE

Contact:

Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879
InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces Fourth Quarter 2005 Dividend and Payment Information

GLEN ALLEN, VA. (December 20, 2005) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced that its Board of Directors has declared a quarterly cash dividend of $0.50 per share for the quarter ended December 31, 2005, and a special dividend of $0.14 per share. Both dividends are payable on January 11, 2006 to shareholders of record at the close of business on December 30, 2005.

The special dividend is being declared in order to reduce the potential for any excise tax that might be incurred by the Company under REIT tax rules. In addition, in 2006 the Company may be required to declare a dividend related to 2005 taxable income to ensure continued compliance with the REIT rules requiring distribution of 90% of its taxable income.

From time to time in the future, special dividends may be distributed in order to remain in compliance with REIT requirements. For 2006, the Company expects to estimate its taxable income and declare any such dividend in the last month of each quarter. This schedule is subject to change, and specific record and payable dates will be announced each time dividends are declared by the Board of Directors.

Saxon expects that a portion of its 2005 dividends will be characterized as excess inclusion income. Therefore:

. Tax-exempt shareholders will be subject to unrelated business taxable income (commonly referred to as UBTI) with respect to such excess inclusion income;
. Non-U.S. shareholders will be subject to the 30 percent U.S. federal withholding tax on this income without reduction under any otherwise applicable income tax treaty; and
. U.S. shareholders, including taxpaying entities, will not be able to offset such excess inclusion income with net operating losses.

Shareholders in any of these categories should consult a tax advisor.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's production subsidiaries, Saxon Mortgage, Inc., and America's MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans throughout the United States through its network of brokers, correspondents, and retail branches. As of September 30, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.4 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historic fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of December 20, 2005. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.